

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Mini Krishnamoorthy
Chief Financial Officer
KludeIn I Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

> **Re: KludeIn I Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed January 17, 2023**
> **File No. 333-265952**

Dear Mini Krishnamoorthy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Form S-4

Basis of Presentation and Glossary, page 2

1. Please revise your definition of minimum cash condition here to disclose the revised terms as amended pursuant to the January 17, 2023 amendment to the Merger Agreement.

Summary of the Proxy Statement/Prospectus
Waiver of Certain Lock-Up Restrictions, page 18

2. Please revise to explain how releasing the Near securities from the lock-up restrictions assists KludeIn with satisfying Nasdaq listing requirements.

<u>Executive Compensation of Near, page 266</u>

3.   Please update this section to disclose compensation paid to Near's executives for the year ended December 31, 2022.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Technology

cc: Benjamin S. Reichel